FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

April 27, 2012

Commission File Number: 001-32689

SUNTECH POWER HOLDINGS CO., LTD.

(Translation of registrant’s name into English)

R&D Mansion, 9 Xinhua Road
New District, Wuxi
Jiangsu Province 214028
People’s Republic of China
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒      Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐          No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A

SUNTECH POWER HOLDINGS CO., LTD.

Form 6-K

Other Events.

Following finalization of internal review procedures completed after the Company’s announcement on March 8, 2012 of its financial results for full year 2011, and due to the insolvency filing of Solarhybrid AG, one of the Company’s Germany based customers, on March 21, 2012, the Company further assessed the recoverability of its outstanding receivable with Solarhybrid AG and made 100% bad debt provision for the outstanding amount as of the evaluation date subsequently.  As a result, the Company is reporting adjusted financial results for the year ended December 31, 2011.  The Company’s full year “Total Operating Expenses” is increased from $1,019.9 million to $1,031.8 million and its full year net loss is increased from $1,006.7 million to $1,018.6 million.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SUNTECH POWER HOLDINGS CO., LTD.

	By:	/s/ Kim H. Liou
	Name:	Kim H. Liou
	Title:	General Counsel

Date: April 27, 2012